Exhibit 21.1

Subsidiaries of Flexsteel Industries, Inc.

•	DMI Furniture, Inc. (Delaware)

○	DMI Management, Inc. (Kentucky)*

○	DMI Sourcing Company, LLC (Kentucky) *

▪	DMI Business Consulting Company (Shenzhen) Co. Ltd. *

▪	Home Styles Furniture Co., Ltd. (Thailand) (99.99% interest) *

▪	Vietnam Representative Office *

•	Desert Dreams, Inc. (Iowa)

○	Shelf Company No. 74 (Mexico)

*	Subsidiaries of DMI Furniture, Inc.

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